Exhibit 99.1

For Immediate Release

TFI International to Hold Annual Meeting of Shareholders and Report First Quarter Results

Montreal, Quebec, March 25, 2020 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that it will hold its Annual Meeting of shareholders on Tuesday, April 21, 2020 at 1:30 p.m. (eastern time) at the Company’s head office, 8801 Trans-Canada Highway, Suite 500, Saint-Laurent, Quebec. The meeting will also be available by way of telephone conference call. The dial-in number for the meeting is (877) 223-4471. In light of the COVID-19 pandemic, shareholders are asked to participate in the meeting by telephone and to vote their shares prior to the meeting by returning their proxy form or voting instruction form, voting online or using the toll-free telephone number set out on the proxy or voting instruction form. During the telephone meeting, shareholders will be able to ask questions but will not be able to vote. In light of government directives relating to COVID-19, attendance for the meeting at the Company’s head office will be strictly limited to the Company’s registered shareholders and duly-appointed proxyholders.

Also on Tuesday, April 21, the Company will issue its financial results for the first quarter ended March 31, 2020 via news release after the market close. The Company will then hold a conference call for analysts and investors with Alain Bédard, Chairman, President and Chief Executive Officer, on Wednesday, April 22 at 8:30 a.m. Eastern Time, to discuss the quarterly results. Business media are also invited to listen to the call. Please dial in 10 minutes prior to the start of the call.

Details of quarterly results conference call:
Date: Wednesday, April 22, 2020
Time: 8:30 a.m. Eastern Time
Call-in number: (877) 223-4471

A recording of the call will be available until midnight, May 6th, 2020, by dialing (800) 585-8367 or (416) 621-4642 and entering passcode 7078728.

Finally, TFI International Inc.’s 2019 Annual Report is now available on the Company’s website at: https://tfiintl.com/en/presentations-and-reports/.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

  Package and Courier;

  Less-Than-Truckload;

  Truckload;

  Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:
Alain Bédard
Chairman, President and CEO
TFI International Inc.
647-729-4079
abedard@tfiintl.com